SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2006

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2006, incorporated by reference herein:

Exhibit

99.1   Release dated 21 April 2006, entitled "DRDGOLD TO DELIST FROM AUSTRALIAN
        AND PORT MORESBY STOCK EXCHANGES"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 24, 2006   By: /s/ Themba Gwebu
                                             Name: Themba Gwebu
                                             Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

Share code: DRD

ISIN: ZAE000058723

ARBN number: 086 277 616

NASDAQ trading symbol: DROOY

("DRDGOLD" or "the company")

DRDGOLD TO DELIST FROM AUSTRALIAN AND PORT MORESBY STOCK EXCHANGES

DRDGOLD Limited has today released details of its proposed delisting from the official list of Australian Stock Exchange Limited ("the ASX") with effect from 21 July 2006.

The decision to delist from the ASX follows the successful consolidation of DRDGOLD's Australasian assets into the ASX-listed Emperor Mines Limited ("Emperor") ("the Emperor transaction") which, following the transaction, has transformed Emperor into one of the largest gold producing companies listed on the ASX. DRDGOLD now holds 88.3% of the shares in Emperor.

DRDGOLD has also proposed to be delisted from the Port Moresby Stock Exchange, on which the Company's shares have been quoted since 2004.

Following the delisting, DRDGOLD shares will remain tradeable on the JSE Limited, the London Stock Exchange and Nasdaq in the United States, as well as the Euronext Brussels, the Euronext Paris, the Berlin and Stuttgart "over the counter" markets and the regulated unofficial market of the Frankfurt Stock Exchange.

DRDGOLD Chief Executive Officer Mark Wellesley-Wood said the decision to delist from the ASX was logical now that the Company had finalised the Emperor transaction and no longer had a direct operational presence in the region.

Additionally, the low level of trading in DRDGOLD shares on the ASX compared to the other major exchanges on which the Company is listed provided another compelling reason for delisting. Less than one percent of DRDGOLD's shares have traded annually on the ASX since the stock commenced being quoted in 1999.

"Following completion of the divestment of our Australasian gold assets to Emperor, our remaining interest in the region is our strategic stake in Emperor," he said.

"DRDGOLD has made a conscious decision to refocus on its African operations and this decision to delist from the ASX and Port Moresby Stock Exchange is appropriate now that we no longer directly hold any assets in the region."

In a letter to shareholders, Mr Wellesley-Wood has advised that as a result of the Emperor transaction, DRDGOLD shareholders now have the option of retaining their investment in DRDGOLD's former Australasian assets:

- directly by investing in Emperor shares; or

- indirectly through their DRDGOLD shareholding, as DRDGOLD continues to have an indirect exposure to these Australasian assets through its 88.3% shareholding in Emperor.

To facilitate these arrangements, DRDGOLD has sent shareholders on the Australian register of shareholders, an Information Pack providing details of the delisting process, including an overview of:

- a share sale facility that will be established to enable DRDGOLD's Australian-registered shareholders to sell their DRDGOLD shares during the three-month period commencing on the date that DRDGOLD's removal from the official list of the ASX takes effect ("the share sale facility"); and

- the arrangements that DRDGOLD has put in place to assist its Australian-registered shareholders to change the register on which their shareholding is reflected by transferring those shares to DRDGOLD's South African register. DRDGOLD will pay the transfer costs under this facility on behalf of affected shareholders.

DRDGOLD is presently finalising arrangements with an approved stock broker to manage the share sale facility and will provide full details of that facility once those arrangements are finalised.

DRDGOLD has established a special Shareholder information line to assist any shareholders in Australia or Papua New Guinea who have queries regarding the delisting from the ASX and Port Moresby Stock Exchange.

Shareholders can contact the DRDGOLD shareholder information line on 1800 660 962 (within Australia) or +61 8 9386 2651 (from Papua New Guinea) for further details.

For further information, please contact:

Ilja Graulich
Investor Relations and Media
DRDGOLD Limited
+27 11 219 8717 (office)
+27 83 604 0820 (mobile)

Paul Downie
Porter Novelli
+61 (0) 8 9386 1233 (direct)
+61 (0) 414 947 129 (mobile)

For more information on DRDGOLD Limited, please see www.drdgold.com